EXHIBIT 11.2

DUKE REALTY LIMITED PARTNERSHIP AND SUBSIDIARIES

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands)

DECEMBER 31, 2004

Net income from continuing operations, less preferred distributions	$142,851
Earnings from sale of land and ownership interests in unconsolidated companies, net of impairment adjustment	(10,202)
Recurring principal amortization	7,334
Interest expense (excludes amortization of deferred financing fees)	130,226
Earnings before debt service	$270,209

Interest expense (excludes amortization of deferred financing fees)	$130,226
Recurring principal amortization	7,334
Total debt service	$137,560

Ratio of earnings to debt service	1.96